December 3, 2018

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:       AlphaCentric Prime Meridian Income Fund

(file nos.: 333-216033, 811-23230)

Ladies and Gentlemen:

On behalf of AlphaCentric Prime Meridian Income Fund (the "Registrant"), we hereby electronically file, Pre-Effective Amendment Number 2 to the Registration Statement on Form N-2. The primary purpose of the filing is to make edits that respond to SEC staff comments. The Registrant will make a subsequent filing to complete the Registration Statement. Following that subsequent Registration Statement, the Registrant and its principal underwriter (distributor) will request effectiveness of the Registration Statement by separate letter.

If you have any questions concerning this filing, please contact Parker Bridgeport at (614) 469-3238 or JoAnn M. Strasser at (614) 469-3265.

Very truly yours,

/s/ Parker Bridgeport

Parker Bridgeport

4832-2356-0781.3